UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Shanghai Yutong Pharma, Inc.
(Name of small business issuer in our charter)

Delaware	2023	11-36816111
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 2020 Huqingping Rd., Qingpu District, Shanghai, 201702 China	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number 86-21-5976-0042

19670 Rotterdam Street
Riverside, CA. 92508

Securities to be registered under section 12(b) of the Act: None
Securities to be registered under section 12(g) of the Act:

TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS
PART I - ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS
PART I - ITEM 3. DESCRIPTION OF PROPERTY
PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS
PART I - ITEM 6. EXECUTIVE COMPENSATION
PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PART I - ITEM 8. DESCRIPTION OF SECURITIES
PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
PART II - ITEM 2. LEGAL PROCEEDINGS
PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
PART II - ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS
PART F/S. FINANCIAL STATEMENTS
PART III - ITEM 1. EXHIBITS

PART I - ITEM 1. DESCRIPTION OF BUSINESS

We were first founded as Child Vision, Inc. on March 18th, 2003 under the laws of the State of Delaware. Child Vision attempted to establish a business that offered a Broadband Internet based Monitoring System for Children but was unsuccessful. On June 14, 2005, through a share exchange, Child Vision became the sole owner of Shanghai Yutong Pharmaceutical Co., Ltd., a company organized under the laws of the People's Republic of China established in April 1997 with a 40-year life. We then changed our name to Shanghai Yutong Pharma, Inc. on June 22, 2005

We, through Shanghai Yutong Pharmaceuticals, Ltd., our Chinese subsidiary, manufacture a group of nutritional herbal products in the People's Republic of China ("China" or "PRC").

We sell a product called Qilisheng Oral Solution and also other Traditional Chinese Medicine formula extracts through distributors. We do not sell these products outside China.

The shares of common stock of our company are currently quoted on the PinkSheets under the symbol SYUP.PK. We hope to secure a qualification for quotation of our securities on the Over the Counter Bulletin Board when the SEC staff indicates they have no further comments on this filing, although no assurance can be given in this regard.

Our office address is No. 2020 Huqingping Rd., Qingpu District, Shanghai, 201702 China. Our phone is: 86-21-5976-0042

Products

Qilisheng

We manufacture and sell Qilisheng, a product formulated to be a general health enhancer by fortifying the immune system. The product contains spondias axillaris, Panax ginseng, shizandra berry, hawthorn and soybean plus special bacterium. We are the sole manufacturer of Qilisheng in the China. We have been engaged in the production of Qilisheng since 1999. Our capacity was approximately 2,750,000 100ml bottles per annual. With our new certified GMP facility, the capacity for Qilisheng is 22,000,000 100ml bottles per annual.

The special bacterium is developed and delivered to us by Beijing Deruitang under a profit sharing agreement pursuant to which Beijing Deruitang receives 16.72% of the profits as well as 16.72% equity position in our business. For the fiscal year ended December 31, 2004 and the nine months ended September, 2005 revenues from this product represented approximately 81% and 19% respectively of our total net revenues.

Traditional Chinese Medicine Formula Extracts

Our second product group is the manufacturing and sale of Traditional Chinese Medicine formula extracts. For the fiscal year ended December 31, 2004 and the nine months ended September, 2005 revenues from Liushenqu represented approximately 19% and 89%, respectively, of our total net revenues.

Traditional Chinese Medicine is based on a "five element theory" and those elements are wood, earth, metal, fire, and water. Our bodies have two energy channels (meridians) representing organ systems in each of those five elements of nature. Optimally, these all work in balance and in synchronized harmony. In the process of defending against diseases for thousands of years, Chinese herbal medicine has been developed and systemized based upon theoretical principles as a means of both the prevention and treatment of illness and disease. A complex system of diagnostic methods that take into consideration the person as a whole, not just isolated symptoms. A "pattern of disharmony" is discovered and treated accordingly. The aim is not necessarily to eliminate or alleviate symptoms. The objective, rather, is to increase both the ability to function and the quality of life. The restoration of harmony is integral to Chinese herbal medicine. After a diagnosis is made, herbs are selected and combined, or a well-known traditional formula is prescribed and the formula is adjusted to fit the patient's symptoms and diagnosis.

Modern medical science is experiencing a change from biological research to biological-psychological-social research with traditional medical science playing a more important role than ever. Many modern chemical medicines contain high toxicities and present numerous side-effects. Purely chemical medicines are difficult, time consuming and expensive to develop. We believe that natural Traditional Chinese Medicines represent advantages over chemical medicines and that the process of combining herbal extraction and chemical medicines is becoming a popular alternative, following the current trends of "natural" and "green" products in a variety of industries.

According to our research, there are over 400 different commonly used types of traditional Chinese medicine extracts.

We manufacture and sell approximately 13 different extracts as follows:

Traditional Chinese Medicine	Uses
1. Qi-ju-di-huang, oral solution	Protect kidney and liver.
2. Qing-re-jie-du, oral solution	Reduce fever, relieve heat.
3. Sheng-mai-yin, (Dangshen) solution	Protect vital energy and promote body fluid.
4. Xiao-qing-long, oral solution	Relieve cough and dyspnea.
5. Sheng-mai-yin, (Ginshen) solution	Recruit human energy and benefit for heart and breath.
6. Shen-bao, syrup	Treatment for impotence and spermatorrhoea.
7. Ban-xia, syrup	Relive cough.
8. Gan-mao-zhi-ke, syrup	Relieve flu symptoms, cough and nasal congestion.
9. Ban-lan-gen, granular	Relieve cold and flu symptoms.
10. Gan-mao-qing-re, granular	Relieve minor body aches and pains, fever reducer.
11. Huang-dan-yin-chen, granular	Treatment for jaundice infection hepatitis
12. Xiao-chai-hu, granular	Deoppilate liver and appease stomach.
13. Liu-shen-qu, granular	Treatment for vomiting and dysentery.

We are also developing a new product Wei-nao-lu-tong, pill (Troxerutin).

Distributors

We sell our products on a wholesale basis to distributors who resell the product to customers located in China. We have two major sales agents, Shanghai Huashen Pharmaceutical Ltd., and Beijing Guoxinhuaan Pharmaceutical Ltd., who distribute approximately 95% of our products. In general, sales are made under a purchase order arrangement with payment in full on the order due prior to shipment. We do not sell our products directly to end-users.

Raw materials

We acquire raw materials through purchases from various suppliers at market prices.

Supplier Name	Supplies
1. Anhui Xinxing Zhongyaocai Yinpian Co., Ltd.	Material: Yinpian, Chinese medicine
2. Shanghai Ciji Pharmaceutical Co., Ltd.	Material: Ben-jia-suan, Tan-suan-qin-na, Yang-mei-suan
3. Shanghai Yichun Biological Science Co., Ltd.	Material: Medical alcohol
4. Haiyan Liuhe Starch Chemical Co., Ltd.	Material: Hu-jing, Starch
5. Shanghai Great Wall Huamei Instrument Chemical Co., Ltd.	Material: Bo-he-nao
6. Shanghai Nongfeng Industry Co., Ltd.	Material: Sugar
7. Yongxing Pharmaceutical Packing Co., Ltd.	Aluminum lids for syrup bottle
8. Hongtai Group, Jiang Su Province	10ml syrup bottles
9. Hongyunshan Pharmaceutical Packing Co., Ltd	Drinking straw
10. Shanghai Jie Cheng Printing Co., Ltd	Consumer Labeling leaflet and bottle labeling
11. Wuxi Zhenyan Packing Factory	Packaging material, complex film
12. Shanghai Gaoxing Chemical Glass Instrument Co., Ltd.	Chemical reagent
13. Shanghai Boxiang Industry Co., Ltd.	Packaging boxes, carton

We have no contracts with these suppliers. There are many suppliers for the raw materials of traditional Chinese medicine, and the raw material is in abundant supply from different regions in China. The price of raw material is monitored by the Chinese government; price fluctuation is minimal even during shortage of supply.

We pay market price for products purchased at market or from local farmers at the time of purchase. The high and low pricing for the past 9 months is about 1%. Examples of recent market prices are:

Material Name	Price in RMB / Kg	Prince in US$ / Kg
Shizardra Berry	80 Kg	US$9.90
Asiabell	80 Kg	US$9.90
Tuber Fleece Flower	19.5 Kg	US$2.41
Prepared Rehmannia Root	12 Kg	US$1.49
Medlar	25 Kg	US$3.09
Milk Vetch	12 Kg	US$1.49
Honey-Fried Licorice Root	14.5 Kg	US$1.79
Honey Suckle	40 Kg	US$4.95
Rehmannia Root	11.5 Kg	US$1.42
Scullcap	13.5 Kg	US$1.67
Dyers Wood Root/Satis Radix Isatidis	12 Kg	US$1.49
Dwarf Lilyturf	45 Kg	US$5.57
Rhubarb	8.5 Kg	US$1.05
Liquorice	13 Kg	US$1.61
*Based on exchange rate of US$100=RMB808

Manufacturing and Inventory

We employ Good Manufacturing Practice “GMP” approved methods in processing and manufacturing our products. We obtain our raw materials from company-approved vendors and then process the materials into Traditional Chinese Medicine formulas in our facility. In the case of batch manufacturing, we employ a fully automated production line to produce the bio-engineered neutraceuticals. Post Production, the product is shipped to vendors. The raw materials are subjected to a combined process involving a solid/liquid extraction step, followed by a liquid/liquid-purifying step to obtain the purified extract. Once the purification process has been completed, the extract is concentrated and re-filtering at which time it is packaged and shipped to our customers. We maintain approximately 1 months finished product on hand, and we maintain approximately two months of raw materials for production.

We are a Chinese Government Good Manufacturing Practice approved facility. The Good Manufacturing Practice inspection ("GMP") was performed by the China Ministry of Agriculture. The Chinese central government mandates manufacturers of Chinese herbs to comply with GMP standards by December 31, 2005. Starting on January 1, 2006, only products manufactured within GMP certified facilities are available for sale in China. Currently, based upon management’s knowledge of our industry in China, we believe that only one third of Chinese manufacturers in our industry are in compliance with the new mandate. We have invested substantial capital in our manufacturing facility in order to comply with the more stringent standards mandated by the central government in order to pass the GMP inspection.

Research and Development

During the period of May 2003 to September 2005, our whole facility, including the research lab were demolished and rebuilt to comply with the government’s GMP standard. There were no research and development activities during that period of time.

Competition

The market in China for traditional medicine extracts is extremely competitive. According to official statistics, at peak time, there are more than 500 companies engaged in herb extraction in China. We are the only manufacture of Qilisheng.

Companies in many different industries, including pharmaceutical companies, chemical companies, healthy products companies, herb extraction companies, biological engineering companies and research and development institutions, are now engaged in herb extraction. Our major competitors include Anhui Xuancheng Baicao Plants Industry & Trade Co., Ltd., Sichuan Shifangkangyuan Medicine Materials Co., Ltd., and Lanzhou Lantai Bio-Engineering Tech Co., Ltd. Most products from these companies are exported to overseas markets. Competitive factors primarily include price and quality. We believe that we are able to effectively compete in our market segment in China based upon the quality of our product, given our new, GMP certified manufacturing facility, and our reputation in the market place.

Many of our current and potential competitors have significantly longer operating histories and significantly greater managerial, financial, marketing, technical and other competitive resources, as well as greater name recognition, than we do.

Intellectual Property

We have one registered trademark (Registered No. 1184260). It is composed of a pattern “Qilin animal” and Chinese characters ‘Yutong. It is used for Category 5 Chinese patent medicine. It was registered on June 21, 1998 and will expire after June 20, 2008.

Except as set forth above, we have no trademark and patent protection for our products in the People's Republic of China or any other country in the world. We intend to apply for a trademark and patent in China in June 2006.

Regulatory Environment

China is transitioning from a planned economy to a market economy. While the Chinese government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the Chinese government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the Chinese government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating revenues may be reduced by changes in China's economic and social conditions as well as by changes in the policies of the Chinese government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

China’s legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

We are subject to many general regulations governing business entities and their behavior in China and in any other jurisdiction in which we have operations. In particular, we are subject to laws and regulations covering food, dietary supplements and pharmaceutical products. Such regulations typically deal with licensing, approvals and permits. Any change in product licensing may make our products more or less available on the market. Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability. Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for us to export our products to certain countries and regions, such as Japan, South Korea and Hong Kong, which would limit our international expansion.

Our only sales market is presently in the People's Republic of China. We are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacturing, marketing and distribution of pharmaceutical products in China and sets penalties for violations of the law. We are also subject to the Food Sanitation Law, which provides for the food sanitation standards to be followed.

Because we are a wholly foreign owned enterprise, we are subject to the law on foreign investment enterprises in China, and the foreign company provisions of the Company Law of China, which governs the conduct of our wholly owned subsidiary and its officers and directors. Additionally, we are also subject to varying degrees of regulations and permit system by the Chinese government.

The governmental approval process in China’s newly developed health product is as follows: a product sample is sent to a clinical testing agents designated by the Ministry of Health, which conducts extensive clinical testing and examinations to verify if the product has the specified functions as stated by the company producing the product. A report will be issued by the clinical testing agent confirming or negating such functions. It generally takes approximately six months to one year for the report to be issued. This report then has to be submitted to a provincial Health Management Commission for approval. A letter of approval issued by such commission will then be submitted to the Ministry of Health for the issuance of a certificate that authorizes the sales and marketing of the product in China. The whole process generally takes one and a half to two years.

Compliance with Environmental Law

We comply with the Environmental Protection Law of China and its local regulations. In addition to statutory and regulatory compliance, we actively ensure the environmental sustainability of our operations. Our costs of compliance with applicable environmental laws are minimal, since the manufacturing of herbal-based pharmaceutical, soybean protein peptides products and health supplement products would generate very limited damages, if any, to the environment. Penalties would be levied upon us if we fail to adhere to and maintain certain standards. Such failure has not occurred in the past, and we generally do not anticipate that it may occur in the future, but no assurance can be given in this regard.

Litigation

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company's or our company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

PART I - ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

Overview

In this Section, the Company will discuss the following: (i) key factors in evaluating the Company’s financial performance; (ii) application of critical accounting policies, which explains the accounting policies necessary to understand how the Company records its financial information; (iii) results of operations - consolidated, in which the Company’s consolidated results are compared year/period to year/period to recognize trends; (iv) liquidity and capital resources; (v) contractual and commercial obligations; and (vi) recently issued accounting standards.

Key Factors in Evaluating the Company’s Financial Performance

Management believes the following factors should be considered when evaluating the Company’s reported financial information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Revenue

The majority of the Company's revenue is derived from the sale of nutritional herbal products in the People’s Republic of China (“China” or “PRC”). The Company sells its product only in China. The Company’s facility has been approved by the Chinese Government Good Manufacturing Practice (“GMP”) through an inspection performed by the China Ministry of Agriculture. Commencing January 1, 2006, the Chinese government mandates manufactures of these herbs to be approved by the GMP. We believe that only one-third of the facilities currently manufacturing these herbs to be in accordance with the standards the GMP imposes, thus approved. The nutritional herbal products include Qilisheng, Liushenqu and Shengmaiyin. Additionally, the Company generates revenues from a marketing support agreement with Beijing Guoxin Company which commenced in 2004 which granted them the sole agency right to Qilisheng.

The Company’s products include:

Qilisheng: This herb, utilized in the prevention and cure of cancer has been our main product, historically accounting for approximately 45-50% of our revenues. Sales of Qilisheng increased in 2004 due to the GMP approval.

Liushenqu: This herb is utilized in the treatment for vomiting and dysentery. Sales of Liushenqu decreased from 2003 as did the margins due to the increased cost of the raw materials used in this herb.

Shengmaiyin: This herb is utilized in the protection of vital energy and promotion of body fluid. There were no sales in 2004.

Customer Concentration

The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and herbs. For the years ended December 31, 2004 and 2003 and for the nine months ended September 30, 2005, the Company's two largest customers accounted for in the aggregate approximately 96%, 96% and 91% of its revenue, respectively. During these periods two customer accounted for more than 10% of revenue.

Product

For the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, the Company derived the following percentages of total revenue from the following products.

	Percentage of Revenue
	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

Qilisheng	11%	44%	2%
Liushenqu	19%	10%	80%
Shengmaiyin	21%	0%	17%

Markets

The Company currently serves China. No products are sold outside of China.

Costs of Revenues

For the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, the Company derived the following percentages of total costs of revenue from the following products.

	Percentage of Cost of Revenue
	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

Qilisheng	0%	61%	1%
Liushenqu	63%	39%	84%
Shengmaiyin	13%	0%	15%

Expenses

The Company's expenses consist of salaries, benefits and payroll-related expenses, utilities costs, selling and marketing expenses and costs to secure the GMP compliance.

Application of Critical Accounting Policies

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of the Company’s accounting policies require higher degrees of judgment than others in their application. These include revenue recognition and allowance for doubtful accounts, impairments and estimation of useful lives of long-term assets, income tax recognition of current and deferred tax items and accruals for contingencies. In addition, the footnotes to the Consolidated Financial Statements include further discussion of the Company’s significant accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company generates revenue from the sale of goods when the significant risks and rewards associated with the goods are transferred to the buyer, which normally takes place upon the delivery of the goods.

The Company also derives a portion of its revenue from marketing fees derived through an agreement with Beijin Guoxin Company which commenced in 2004 which granted them the sole agency right to Qilisheng. This revenue is recognized annually pursuant to the terms of the contract.

If the Company does not accurately estimate the resources required or the scope of work to be performed for under this contract, then a loss may be recognized on the contract. Losses are recorded in the period when they become known.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Recoverability of Long-Term Assets

The Company reviews the carrying value of long-lived assets on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. If such circumstances exist, the Company evaluates the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and comparing that value to the carrying value of the assets. If the carrying value of the asset is greater than the estimated future cash flows, the asset is written down to its estimated fair value.

Accounting for Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax carrying amount, and operating loss and tax credit carry forwards. The Company’s recognizes its deferred taxes pursuant to Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” SFAS 109n requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The amount of the deferred tax asset considered realizable is based on significant estimates, and it is at least reasonably possible that changes in these estimates in the near term could materially affect the Company’s financial condition and results of operations. The Company’s effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to federal, state or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates and deductibility of certain costs and expenses by jurisdiction. Additionally, the FASB is currently deliberating an Exposure Draft of a proposed Interpretation of SFAS 109. As currently drafted, and in addition to other proposed changes, the “more likely than not” standard for tax attribute recognition presently employed could change to a higher “probable” standard. The future issuance of the proposed Interpretation could have a material effect on the Company’s accounting for income taxes, but, in light of the proposed nature of the pending Interpretation, the Company cannot provide a meaningful estimate of the impact of this proposed guidance at this time.

Contingent Liabilities

The Company has certain contingent liabilities that arise in the ordinary course of business. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Use of Estimates

In accordance with accounting principles generally accepted in the United States of America, management of the Company has made a number of estimates relating to the reporting of assets and liabilities. Actual results could differ materially from those estimates. The most significant estimates used by management are related to the estimated useful life of assets, and the allowance for doubtful accounts, and other reserves.

Results of Operations - Consolidated - Year Ended December 31, 2004 to 2003

The following table sets forth for the years ended December 31, 2004 and 2003 certain financial data expressed as a percentage of total revenue, for continuing operations.

	2004	2003

Revenue	100%	100%
Cost of revenue	27	57
Gross profit	73	43
Selling, general and administrative expenses	58	417
Operating income (loss)	15	(374)
Interest income	0	2
Interest expense	0	(26)
Other income (expense)	31	0
Income (loss) from continuing operations before income tax provision (benefit)	46	(398)
Income tax provision (benefit)	0	0
Net income (loss)	46%	(398%)

The following discussion compares the consolidated results of continuing operations for the year ended December 31, 2004 to the year ended December 31, 2003.

Revenue. Total revenue increased by 534%, or $693,555, from $159,979 in 2003 to $853,678 in 2004. The increase was attributable primarily to growth in revenue generated by the sales of Qilisheng which increased $396,728 from 2003 to 2004. This increase was a result of the Company achieving GMP status, which resulted in increased sales. The Company does not expect revenue to increase in 2005, however, plans on further marketing programs for increases in revenues for 2006.

Cost of revenue and gross profit. The Company's cost of revenue consists primarily of the manufacturing costs associated with the medicinal herbs as well as the direct salaries associated with the manufacturing process. The Company's cost of revenue increased by 256%, or $142,553, from $91,435 in 2003, to $233,988 in 2004 resulting primarily from the increase in sales for this period. The increased demand for the Company’s products is attributable to the qualification by the GMP. The Company's gross profit increased by 904%, or $551,146, from $68,544 in 2003, to $619,690 in 2004. As a percentage, gross margin increased from 43% in 2003 to 73% in 2004, primarily from the Company achieving higher levels of production experience. The Company expects that the gross margin will remain constant through 2005.

Selling, general and administrative expenses. Selling, general and administrative expenses primarily consist of salaries, and related benefits costs for sales and general administrative personnel, occupancy costs, compensation costs, travel and entertainment, amortization, depreciation and professional fees. Selling, general and administrative expenses decreased by 26% or $175,016 to $490,904 in 2004, from $665,920 in 2003, and decreased as a percentage of revenue to 56% from 417%, respectively. The decrease in selling, general and administrative expenses was related primarily to the costs associated with having its facilities approved by the GMP in 2003.

Interest income. The Company earned very little interest during 2004 and 2003. The interest income is related primarily to certain interest-bearing bank accounts.

Interest expense. The Company incurred $0 and $43,755 in interest expense in 2004 and 2003, respectively, related to the Company’s commercial borrowings. All interest recognized on the debt in 2004 was capitalized due to the construction of the new laboratory despite slightly higher average outstanding borrowings and variable interest rates under the borrowings during 2004.

Other income (expense). Other income (expense) results primarily from royalty fees earned in 2004 and 2003 of approximately $200,000 each year. The royalty fees result from Beijing Guoxin in association with seeking the sole agency right of Qilisheng in Beijing, as well as fees collected from the temporary use of their lab and facilities. Additionally, in 2003, the Company had incurred losses on disposal of assets of over $200,000.

Income tax provision. The Company recognizes income taxes under FASB 109. The Company suffered net a loss in 2003 of $638,330 and incurred net income of $402,238 for the year ended December 31, 2004. Despite reporting a profit for 2004, the Company had accumulated deficits of approximately $2,000,000 as of December 31, 2003. The Company has accumulated a deficit of approximately $1,650,000 through December 31, 2004 which can be carried forward for five years. The Company has not recognized a deferred tax asset on these net operating loss carryforwards due to the fact that no determination can be made as to the realization of profits during these periods. The Company has established a valuation allowance against the entire tax effect of the net operating loss carryforwards.

Results of Operations - Consolidated - Nine Months Ended September 30, 2005 to 2004

The following table sets forth for the nine months ended September 30, 2005 and 2004 certain financial data expressed as a percentage of total revenue, for continuing operations.

	2005	2004

Revenue	100%	100%
Cost of revenue	29	104
Gross profit	71	(4)
Selling, general and administrative expenses	111	134
Operating income (loss)	(40)	(138)
Interest income	0	0
Interest expense	0	0
Other income (expense)	55	0
Income (loss) from continuing operations before income tax provision (benefit)	15	(139)
Income tax provision (benefit)	0	0
Net income (loss)	15%	(139%)

Revenue. Total revenue increased by 449%, or $252,069, from $72,219 in 2004 to $324,288 in 2005. The increase was attributable primarily to growth in revenue generated by the sales of Qilisheng. This increase was a result of the Company achieving GMP status, which resulted in increased sales. The Company does not expect revenue to increase in 2006, however, plans on further marketing programs for increases in revenues for 2007.

Cost of revenue and gross profit. The Company's cost of revenue consists primarily of the manufacturing costs associated with the medicinal herbs as well as the direct salaries associated with the manufacturing process. The Company's cost of revenue increased by 121%, or $16,002, from $75,296 in 2004, to $91,298 in 2005 resulting primarily from the increase in sales for this period. The increased demand for the Company’s products is attributable to the qualification by the GMP. The Company's gross profit increased $236,067, from ($3,077) in 2004, to $232,990 in 2005. As a percentage, gross margin increased from (4%) in 2004 to 71% in 2005, primarily from the Company achieving higher levels of production experience. The Company expects that the gross margin will remain constant through 2006.

Selling, general and administrative expenses. Selling, general and administrative expenses primarily consist of salaries, and related benefits costs for sales and general administrative personnel, occupancy costs, compensation costs, travel and entertainment, amortization, depreciation and professional fees. Selling, general and administrative expenses increased by 363% or $262,918 to $362,915 in 2005, from $99,997 in 2004, and decreased as a percentage of revenue to 111% from 134%, respectively. The decrease in selling, general and administrative expenses as a percentage of revenues was related primarily to the increases in sales.

Interest income. The Company earned very little interest during 2005 and 2004. The interest income is related primarily to certain interest-bearing bank accounts.

Interest expense. All interest incurred during 2005 and 2004 related to the construction of the new laboratory and therefore has been capitalized.

Other income (expense). Other income (expense) results primarily from royalty fees and support services fees earned in 2005. These fees result from technique support for Qilisheng.

Income tax provision. The Company recognizes income taxes under FASB 109. The Company suffered net a loss in 2004 of $100,343 and incurred net income of $47,683 for the nine months ended September 30, 2005. Despite reporting a profit for 2005, the Company had accumulated deficits of approximately $1,600,000 through September 30, 2005 which can be carried forward for five years. The Company has not recognized a deferred tax asset on these net operating loss carryforwards due to the fact that no determination can be made as to the realization of profits during these periods. The Company has established a valuation allowance against the entire tax effect of the net operating loss carryforwards.

Liquidity and Capital Resources

Cash Flows from Operations

The Company had cash and cash equivalents of $66,481 at September 30, 2005 and $261,312 at December 31, 2004. The Company had a working capital deficit of $31,945 at September 30, 2005 and $1,867,353 at December 31, 2004. The increase in working capital resulted primarily from the restructuring of the Company’s indebtedness to longer-term maturities.

Cash provided by operating activities was $209,920 for the nine months ended September 30, 2005, resulting primarily from the net income of $47,683 and adjustments for depreciation of $270,787 and exchange rate increases of $145,916, and an increase in accrued expenses of $232,067, offset by increases in prepaid expenses and other current assets of $225,229 and decreases in accounts payable of $190,107.

Cash provided by operating activities was $1,827,202 for the year ended December 31, 2004, resulting primarily from the net income of $402,238 and adjustments for depreciation of $447,978 and an increase in prepaid expenses of $975,664 offset by increases in accounts receivable of $417,634.

The Company invested $455,531 and $2,724,499 in capital expenditures during the nine months and year ended September 30, 2005 and December 31, 2004, respectively. The increase results primarily from the increase in the demand for services and products.

Summary of Borrowings

As of September 30, 2005, the Company has $673,421 in secured bank loans with Xujing Credit Cooperative. This amount is secured by the Company’s buildings and property. Interest on this amount is approximately 8%.

As of September 30, 2005, the Company had a loan with a balance outstanding in the amount of $185,345 with Shanghai Qingpu Finance Administration Bureau. This amount was interest free with no specific repayment terms.

As of September 30, 2005, the Company had a loan with a balance outstanding in the amount of $2,116,644 with China Merchants Bank. Interest on this amount is approximately 8%. The note has no specific terms of repayment.

All interest on these debt instruments has been capitalized. The interest relates to construction loans for the laboratory.

Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. In December 2003, the FASB revised FIN 46 and issued FIN 46 (revised December 2003) ("FIN 46R"). In addition to conforming to previously issued FASB Staff Positions, FIN 46R deferred the implementation date for certain variable interest entities. This revised interpretation is effective for all entities no later than the end of the first reporting period that ends after March 15, 2004. The Company does not have any investments in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption of this interpretation will not have any impact on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

On December 16, 2004, the FASB published Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R, as amended, are effective beginning as of the next fiscal year after June 15, 2005. Accordingly, the Company will implement the revised standard in the first quarter of fiscal year 2006. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard, which may materially impact the Company’s consolidated results of operations in the first quarter of fiscal year 2006 and thereafter.

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material effect on its financial statements.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our office address is No. 2020 Huqingping Rd., Qingpu District, Shanghai, 201702 China. Our phone is: 86-21-5976-0042

We own the following properties in China:

•
Land use rights to possess and use a piece of land with an approximately combined area of 17,106 square feet including that of 12,856 square feet building on as office located at No.2020 Huqingping Rd., Qingpu District, Shanghai, 201702 China. In addition there is another land use right with an approximately combined area of 10,428 square feet as for warehouse production line.

•	Ten buildings consisting of manufacturing plants, office, warehouse and staff facilities, of which include drive workshop, test workshop, inventory warehouse.

Shanghai Yutong secured his land use right and located building on (code 002223) for the short-term loan from Xu Jing Credit Cooperative.

We believe that our facilities are adequate to meet our current needs. Our offices are in good condition and are sufficient to conduct our operations.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of the date of this prospectus, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. The business address for all persons is No. 2020 Huqingping Rd., Qingpu District, Shanghai China.

Name address of beneficial owner	Amount of beneficial owner ship	Percentage
Zhang Wei	2,340,650	10.7%
Wei Dong	1,970,000	8.9%
Lu Jiang’an	1,885,850	8.6%
All directors and executive officers as a group (3persons)	6,196,500	28.23%

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 21,913,375 shares of common stock outstanding as of December 1st, 2005.

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

Name	Age	Position
Lu Jiang’an	50	President
Wei Dong	49	Chief Executive Officer
Lee Lishia	57	Secretary & Treasurer

NAME OF OFFICER/DIRECTOR: Mr. Wei Dong

POSITION: Chief Executive Officer

AGE: 49

Work History:

June 2005-Present
CEO
Shanghai Yutong Pharma, Inc

February 2002 till Present-
Chairman /Board of Director
Shanghai Yutong Pharmaceutical Co, Ltd

1998-February 2002
General Manager
Shanghai Yutong Pharmaceutical Co, Ltd

January 1997 to December 2001
Manager, Beijing Dongyuen Automobile Leasing Co., Ltd

January 1995 to December 1996
Manager, Beijing Travel Bureau

Education:

1998 MBA in Business Management from Asia International Open University (Macau)

NAME OF OFFICER/DIRECTOR: Mr. Lu Jiang’an

POSITION: President

AGE: 50

Work History:

June 2005- Present 2006
President,
Shanghai Yutong Pharma, Inc.

March 2001-Present 2006
General Manager
Shanghai Yutong Pharmaceutical Co., Ltd.

September 1989-March 2001
General Manager,
Shanghai Rendong Real Estate & Land Development Company, Ltd

April 1978- September 1989
Sales Manager
Shanghai Chongming Yong Long Sha Nong Industrial Distribution Company.

August 1975-April 1978
Employee
Shanghai Xinghai Farms

Education:
July 1974 - Shanghai Jiujiang High School, graduate

NAME OF OFFICER/DIRECTOR: Mrs. Lee Lishia

POSITION: Secretary & Treasurer

AGE: 57

Work History:

October 2005-Present 2006
Secretary/Treasurer
Shanghai Yutong Pharma, Inc.

April 1996-Present 2006
President,
Gates International, LLC.

August 1983-January 1995
Vice President
KAO Industries, Inc.

Education:

Sept 1970-May 1972
University of Southern California, study Economics

September 1966-April 1970
Meiji University, Tokyo, Japan, B.S. Economics

September 1963-July 1966
Taipei Business High School, graduate

Our bylaws provide that the board of directors shall consist of a the number set by the directors until changed by amendment to the applicable section of the bylaws, adopted by the majority of the voting power of the corporation.

Family Relationships

There are no family relationships among our officers or directors.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last five years in any of the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

PART I - ITEM 6. EXECUTIVE COMPENSATION

I need this table completed. If no one other than the CEO received more than $60,000 in salary plus benefits, we only include the CEO. Otherwise, we need to include others.

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal years ended December 31, 2004 by our CEO.

Name & Principal Position	Year	Salary ($)	Non-cash compensation
Wei Dong, CEO	2004	0.00	n/a

The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officer.

Compensation Agreements

We have no written or oral employment agreements with officers.

Board Compensation

Members of our Board of Directors do not receive compensation for their services as Directors.

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.

PART I - ITEM 8. DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part. For a detailed description of the provisions of our articles of incorporation and bylaws, you should review these exhibits in their entirety.

Common Stock

We are authorized to issue 50,000,000 shares of common stock. As of the date of this registration statement, there were 21,913,375 shares of common stock issued and outstanding held by approximately 143 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are no provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock. As of the date of this registrations statement, there were no shares of preferred stock issued and outstanding.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. Holders of our preferred stock, if and when issued, will have dividend rights as specified in the Articles of Incorporation. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

We have no direct business operations, other than our ownership of our subsidiary. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollar may adversely affect the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the Pink Sheets system under the symbol "SYUP.PK." Pink Sheets provides broker/dealers, issuers and investors with electronic and print products and information services. Pink Sheets LLC is a privately owned company headquartered in New York City. Prices reported below represent prices between dealers, do not include markups, markdowns or commissions and do not necessarily represent actual transactions. The market for our shares has been sporadic and at times very limited.

For the periods indicated, the following table sets forth the high and low bid quotations per share of our common stock.

YEAR	PERIOD	HIGH	LOW
	Third Quarter	$.60	$1.75

On December 5, 2005, the closing bid price of our common stock was $1.50.

As of September 30, 2005 there were approximately 143 record shareholders of common stock.

Penny Stock Considerations

Our shares are "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

•
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
•
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

•
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Reports to Shareholders

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are also available at a web site maintained by the SEC at http://www.sec.gov.

PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART II - ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

None

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

We are a corporation organized under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our Certificate of Incorporation further provides that we shall indemnify our directors and officers to the fullest extent authorized or permitted by the DGCL, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of ours and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred by our Certificate of Incorporation also includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. Our Bylaws provide, to the extent authorized from time to time by the board of directors, rights to indemnification to our employees and agents who are not directors or officers similar to those conferred to our directors and officers.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
(Incorporated in the People’s Republic of China)

FINANCIAL STATEMENTS
AS OF 31 DECEMBER 2004 AND 31 DECEMBER 2003
TOGETHER WITH INTER-OFFICE AUDIT REPORT

Inter-office Audit Report

To: Michael Pollock
46 Equestrian Lane
Cherry Hill, New Jersey. 08003
United States of America

We have audited the accompanying balance sheets of Shanghai Yutong Pharmaceutical Co., Ltd (“the Company”) as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

This report is solely for your information and is not to be used for any other purpose.

Date: 23 March 2005	By:	/s/ Shanghai Jiahua CPAs

Shanghai, People’s Republic of China

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
BALANCE SHEET
AS AT 31 DECEMBER 2004 AND 31 DECEMBER 2003
(All amounts in USD unless otherwise stated)

ASSETS	31 DECEMBER 2004	31 DECEMBER 2003

CURRENT ASSETS
Cash and cash equivalents	261,312	35,284
Accounts receivable	876,960	459,326
Inventories	51,326	207,677
Prepaid expenses and other current assets	293,613	1,178,612

Total current assets	1,483,211	1,880,899

PROPERTIES AND EQUIPMENT
Properties and equipment - cost	7,776,932	4,591,499
Less: Accumulated depreciation	(828,603)	(694,150)
Properties and equipment - net	6,948,329	3,897,349

Other Intangibles - net	1,535,665	1,849,190

TOTAL ASSETS	9,967,205	7,627,438

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short term borrowings	2,585,634	2,174,832
Accounts payable	545,781	29,034
Accrued and other current liabilities	119,749	46,202
Taxes payable	99,400	8,735

Total current liabilities	3,350,564	2,258,803

Long-term debt	181,236	181,236

Total liabilities	3,531,800	2,440,039

STOCKHOLDERS' EQUITY
Common stock	8,095,209	7,249,441
Retained earnings	(1,659,804)	(2,062,042)

Total stockholders' equity	6,435,405	5,187,399

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,967,205	7,627,438
The accompanying notes form an integral part of these financial statements.

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED 31 DECEMBER 2004 AND 31 DECEMBER 2003
(All amounts in USD unless otherwise stated)

	2004	2003
Revenue	853,678	159,979

Less: Costs and expenses
Costs	(233,988)	(91,435)
Selling, general and administrative expenses	(490,904)	(665,920)

Plus: Other operating income/(expenses), net	271,879	(1,868)

Operating profit / (loss)	400,665	(599,244)

Interest income	598	1,321
Interest expense	-	(43,755)
Other income, net	975	3,348

Income before taxes	402,238	(638,330)

Less: Income tax	-	-

Net income/(loss)	402,238	(638,330)

The accompanying notes form an integral part of these financial statements.

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2004 AND 31 DECEMBER 2003
(All amounts in USD unless otherwise stated)

	Common stock	Retained earnings	Total

Balance as of 31 December 2002	7,249,441	(1,423,712)	5,825,729

Net income/(loss)	-	(638,330)	(638,330)

Balance as of 31 December 2003	7,249,441	(2,062,042)	5,187,399

Additional paid-in capital	845,768	-	845,768

Net income	-	402,238	402,238

Balance as of 31 December 2004	8,095,209	(1,659,804)	6,435,405

The accompanying notes form an integral part of these financial statements.

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2004 AND 31 DECEMBER 2003
(All amounts in USD unless otherwise stated)

	2004	2003
Cash flows from operating activities

Net income / (loss)	402,238	(638,330)
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	447,978	434,200
Interest expense	-	43,755
Changes in operating assets and liabilities:	-	-
Accounts receivables	(417,634)	(195,014)
Inventories	156,351	1,575,136
Accounts payable	189,058	1,815
Prepaid expenses and other current assets	975,664	(829,381)
Accrued and other current liabilities	73,547	(333,140)

Net cash flows from operating activities	1,827,202	59,041

Cash flows from investing activities

Capital expenditures	(2,724,499)	(1,322,200)

Net cash flows from investing activities	(2,724,499)	(1,322,200)

Cash flows from financing activities

Receipt of borrowings	652,450	1,329,064
Additional capital	845,768	-
Repayments of borrowings	(241,648)	-
Cash payments for interest expenses	(133,245)	(96,058)

Net cash flows from financing activities	1,123,325	1,233,006

Effect of exchange rate changes on cash	-	-

Net increase (decrease) in cash and cash equivalents	226,028	(30,153)

Cash and cash equivalents at beginning of year	35,284	65,437
Cash and cash equivalents at end of year	261,312	35,284

The accompanying notes form an integral part of these financial statements.

1. NATURE OF OPERATIONS

Shanghai Yutong Pharmaceutical Co., Ltd (“the Company”) was established in Shanghai, the People’s Republic of China (“PRC”) by Beijing Yurui Information Consulting Co., Ltd, Quanxin Industry & Development Co., Ltd, Beijing Deruitang Biology & Health Production Co., Ltd, Shanghai Yihao Culture Development Co., Ltd, Shanxi Ruike Investment Enterprise and nine other natural persons on February 27, 2002 with an operating period of 40 years. The company increased paid-in capital with USD 845,768 in the year of 2004.

The Company is specialized in the development and commercialization of Chinese herbal medicines and biological pharmaceuticals.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting period
The Company’s fiscal year starts on 1 January and ends on 31 December.

(b) Reporting currency
The reporting currency of the Company is the USD.

(c) Basis of accounting and measurement basis
The Company uses accrual basis of accounting. Assets are initially recorded at actual costs and subsequently adjusted for impairment, if any.

(d) Cash and cash equivalents
Cash and cash equivalents include all cash on hand and deposits held at call with bank, and short-term, highly-liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) Inventories
Inventories include raw materials, work in process, finished goods, etc., and are presented at the lower of cost and net realizable value.
Inventories are accounted for using the weighted average method.
Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, selling expenses and related taxes.

(g) Property and equipment
Property and equipments purchased or constructed by the Company were initially recorded at cost. Depreciation is calculated under straight-line method.
The estimated useful lives, estimated residual values expressed as a percentage of cost and annual depreciation rates are as follows:

	Estimated useful lives	Estimated residual value	Annual depreciation rate
Land use right Buildings and plant	50 years 20 years	- 3%	2% 4.8%
Electronic Equipment	10 years	3%	9.7%
Motor vehicles	10 years	3%	9.7%
Machinery	10 years	3%	9.7%

Expenditures for routine maintenance and repairs on property and equipment are charged to expense. Major renewals, betterments and modifications are capitalized and amortized over the lesser of the remaining life of the asset.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(h) Other intangible assets
Other intangible assets refer to pharmaceutical product licence and patent and are initially recorded at cost and amortized on a straight-line basis over their estimated useful lives.
When events or circumstances warrant a review, the Company will asses recoverability from future operations of other intangibles using undiscounted cash flows derived from the lowest appropriate asset groupings.
Impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows.

(i) Asset impairment
The recognition of impairment provisions against receivables, inventory and other intangible assets are described in the respective accounting policies. When events or changes in circumstances indicate that the carrying values of other assets are higher than their recoverable amounts, tests for impairment are undertaken. If the carrying amount is higher than the recoverable amount, the excess is recognised as an impairment provision and taken into the profit and loss.

The recoverable amount of an individual asset item is the higher of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to be derived from continuing use of an asset and from its disposal at the end of its useful life.

If the indications related to the impairment loss recognised for an asset in previous years no longer exist or have decreased, the recoverable amount of the asset will be reassessed. If the carrying value of the asset is lower than the reassessed recoverable amount, the provision for asset impairment is reversed to the extent of impairment loss being recognised in previous years.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(j) Borrowings
    Borrowings are initially recognized at the amount of the proceeds received. Costs incurred in connection with the borrowing arrangement are expensed as incurred.

(k) Revenue recognition
Revenue from the sale of goods is recognized when the significant risks and rewards associated with the goods are transferred to the buyer, which normally takes place upon delivery of goods.
Service revenue is recognized when services are performed. Services are performed in accordance with the terms of customer contracts, which contract prices are fixed and determinable. The Company assesses the customer’s ability to meet the terms of the contract, including payment terms, before entering into contracts.

(l) Operating leases
Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating leases payments are recognized as a periodic expense using the straight-line method over the lease term.

(m) Accounting for income taxes
The Company provides for Enterprise Income Tax (“EIT”) on the basis of their statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for EIT purposes and after considering all available tax benefits.

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

(n)	Use of estimates

In accordance with accounting principles generally accepted in the U.S., management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ materially from those estimates. The most significant estimates used by management are related to depreciable and amortizable lives, bad debt provisions and other reserves, etc. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

	31 December 2004	31 December 2003
Cash on hand	141,394	2,740
Cash at bank	119,918	32,544

	261,312	35,284

5. ACCOUNTS RECEIVABLE

	31 December 2004	31 December 2003
Accounts receivable	876,960	459,326
Less: Provision for bad debts	-	-

	876,960	459,326

6. INVENTORIES

	31 December 2004	31 December 2003
Raw materials	18,531	18,102
Low Value Consumables	2,056	362
Work in progress	372	3,019
Finished goods	30,367	186,194

Less: Provision for loss on realization of inventories	-	-

	51,326	207,677

7. PROPERTY AND EQUIPMENT

The following table presents the Company’s property and equipments:

	31 December 2004	31 December 2003
Cost:
Land use right	1,751,071	1,685,439
Building and plant	5,429,195	2,309,394
Electronic equipment	51,512	51,512
Motor vehicles	92,603	92,603
Machinery	452,551	452,551
Total	7,776,932	4,591,499
Accumulated depreciation:
Land use right	80,510	44,435
Building and plant	395,117	349,314
Electronic equipment	39,402	35,334
Motor vehicles	43,315	33,523
Machinery	270,259	231,544
Total	828,603	694,150
Property and equipment, net	6,948,329	3,897,349
As at 31 December 2004, building and land use right with net book value of approximately USD 835,000 was pledged as security for short-term loans of USD 604,120 (Note 9).

Based on the Company’s assessment as of 31 December 2004 and 2003, no impairment provision was made.

8.	OTHER INTANGIBLE ASSETS

Other intangible assets as of 31 December 2004 and 2003 consisted of:

	31 December 2004	31 December 2003
Cost:
License	1,130,913	1,130,913
Patent	1,353,229	1,353,229
Total cost	2,484,142	2,484,142

Accumulated amortization:
License	469,209	324,837
Patent	479,268	310,115
Total accumulated amortization	948,477	634,952

Other intangible assets, net	1,535,665	1,849,190

Based on the Company’s assessment as of 31 December 2004 and 2003, no impairment provision was made.

9.	SHORT TERM BORROWINGS

	31 December 2004	31 December 2003

Bank loans - Unsecured	1,981,514	2,174,832
Bank loans - Secured	604,120	-
Total	2,585,634	2,174,832

As at 31 December 2004, the secured loans of USD 604,120 was secured by buildings and land use right with net book value of approximately USD 835,000 (Note 7).

Interest rate of short-term loans in 2004 ranged from 5.32% to 20.00% per annum (2003: 5.31% to 20.00%).

10.	LONG TERM DEBTS

31 December 2004	31 December 2004	31 December 2003

Long term debts	181,236	181,236

As of 31 December 2004, the Company had a loan from Shanghai Qingpu Finance Administration Bureau, which was interest free and had no definite repayment schedule.

11. OTHER OPERATING INCOME/(LOSS)

	2004	2003

Gain/(loss) on disposal of inventory, net	-	(203,260)
Royalty income	201,373	201,373
Lease income, net	34,435	-
Others	36,071	19
Total	271,879	(1,868)

12. TAXES ON INCOME

No provision for PRC Enterprise Income Tax has been made, as the Company did not derive any assessable profits for the two years.

	2004	2003

Current taxation
- current year	-	-
- under-provision in prior year	-	-

Deferred taxation
- current year	-	-
- write-back of over-provision in prior year	-	-

-		-

As of 31 December 2004 and 2003, the Company had estimated accumulated tax losses of approximately USD1,927,000 and USD1,726,000 respectively. These losses can be carried forward for five consecutive years after the Company gains profit, to offset future taxable profits. A deferred tax asset has not been recognized as it is not reasonably certain that the related benefits will crystallise in the foreseeable future.

13. PENSION SCHEME

The full-time employees of the Company are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Company contributes on a monthly basis to these pension plans. Under these plans, the Company has no obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

14. FINANCIAL RISK MANAGEMENT

The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. Financial risks to which the Company’s activities may expose, mainly include credit risk and interest rate risk.

Financial risk management is carried out mainly by the Finance Department under policies approved by the Board of Directors.

(i) Credit risk

The Company has no significant concentrations of credit risk. The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

(ii) Interest rate risk

The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company has no significant interest-bearing assets and the borrowings are with fixed interest rates.

15. SIGNIFICANT RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

As of 2004 & 2003, the company has no significant transactions with related party.

16. COMMITMENTS

Operating lease commitments -
The future aggregate minimum lease payments due under non-cancelable operating leases are as follows:

	31 December 2004	31 December 2003

Less than 1 year	55,000	-
Between 1 and 2 years	5,000	-
Total	60,000	-

Capital commitments -
Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	31 December 2004	31 December 2003

Filtering Air-conditioning Project	281,278	575,682
Office Building and Main Plant Construction	1,250,055	1,993,596
Total	1,531,333	2,569,278

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
(Incorporated in the People’s Republic of China)

FINANCIAL STATEMENTS
AS OF 30 SEPTEMBER 2005
TOGETHER WITH INTER-OFFICE REVIEW REPORT
Inter-office Review Report

To: Michael Pollock
46 Equestrian Lane
Cherry Hill, New Jersey. 08003
United States of America

We have reviewed the accompanying balance sheets and related statements of operations, stockholders' equity, and cash flows of Shanghai Yutong Pharmaceutical Co., Ltd (“the Company”) as of 30 September 2005 and for the nine-month period then ended. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We draw your attention to note 1 to these financial statements on page 6.

This report is solely for your information and is not to be used for any other purpose; the comparative financial data as of 30 September 2004 in the accompanying financial statements are un-audited, hence for reference only.

Date: 12 December 2005	By:	/s/ Shanghai Jiahua CPAs

Shanghai, People's Republic of China

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
BALANCE SHEET
AS AT 30 September 2005
(All amounts in USD unless otherwise stated)

ASSETS	30 SEPTEMBER 2005	30 SEPTEMBER 2004
UNAUDITED
CURRENT ASSETS
Cash and cash equivalents	66,481	18,881
Accounts receivable	877,941	19,208
Inventories	121,542	141,473
Prepaid expenses and other current assets	419,540	987,334

Total current assets	1,485,504	1,166,896

PROPERTIES AND EQUIPMENT
Properties and equipment - cost	8,526,663	7,253,742
Less: Accumulated depreciation	(893,733)	(599,762)
Properties and equipment - net	7,632,930	6,653,980

Other Intangibles - net	1,330,008	2,162,715
Other Assets	-	108,332
TOTAL ASSETS	10,448,442	10,091,923

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short term borrowings	673,421	2,537,304
Accounts payable	492,114	66,354
Accrued and other current liabilities	351,816	292,808
Taxes payable	98	(1,880)

Total current liabilities	1,517,449	2,894,586

Long-term debt	2,301,989	-

Total liabilities	3,819,438	2,894,586

STOCKHOLDERS' EQUITY
Common stock Par value RMB 1 Yuan (approximately USD 0.12); 67,000,000 shares authorized and all issued	8,095,209	8,095,209
Retained earnings	(1,612,121)	(897,872)
Exchange reserve	145,916	-
Total stockholders' equity	6,629,004	7,197,337

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	10,448,442	10,091,923

The accompanying notes form an integral part of these financial statements.

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED 30 September 2005
(All amounts in USD unless otherwise stated)

	NINE MONTHS ENDED 30 SEPTEMBER 2005	NINE MONTHS ENDED 30 SEPTEMBER 2004
UNAUDITED
Revenue	324,288	72,219

Less: Costs and expenses
Costs	(91,298)	(75,296)
Selling, general and administrative expenses	(362,915)	(99,997)

Plus: Other operating income/(expenses), net	95,488	1,323

Operating profit / (loss)	(34,437)	(101,751)

Interest income	574	457
Other income, net	81,546	951

Income before taxes	47,683	(100,343)

Less: Income tax	-	-

Net income/(loss)	47,683	(100,343)

The accompanying notes form an integral part of these financial statements.

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005
(All amounts in USD unless otherwise stated)

	Common stock	Retained earnings	Exchange reserve	Total

Balance as of 31 December 2002	7,249,441	(1,423,712)	-	5,825,729

Net income/(loss)	-	(638,330)	-	(638,330)

Balance as of 31 December 2003	7,249,441	(2,062,042)	-	5,187,399

Additional paid-in capital	845,768	-	-	845,768

Net income	-	402,238	-	402,238

Balance as of 31 December 2004	8,095,209	(1,659,804)	-	6,435,405

Net income	-	47,683	-	47,683
Exchange rate reserve	-	-	145,916	145,916

Balance as of 30 September 2005	8,095,209	(1,612,121)	145,916	6,629,004

The accompanying notes form an integral part of these financial statements.

SHANGHAI YUTONG PHARMACEUTICAL CO., LTD
CASH FLOW STATEMENTS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005
(All amounts in USD unless otherwise stated)

NINE MONTHPERIOD ENDED 30 SEPTEMBER 2005

Cash flows from operating activities

Net income / (loss)	47,683
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	270,787
Exchange rate reserve	145,916
Changes in operating assets and liabilities:
Accounts receivables	(981)
Inventories	(70,216)
Accounts payable	(190,107)
Prepaid expenses and other current assets	(225,229)
Accrued and other current liabilities	232,067

Net cash flows from operating activities	209,920

Cash flows from investing activities

Capital expenditures	(455,531)

Net cash flows from investing activities	(455,531)

Cash flows from financing activities

Receipt of borrowings	2,426,506
Repayments of borrowings	(2,217,966)
Cash payments for interest expenses	(157,760)

Net cash flows from financing activities	50,780

Net increase (decrease) in cash and cash equivalents	(194,831)

Cash and cash equivalents at beginning of Period	261,312
Cash and cash equivalents at end of Period	66,481
The accompanying notes form an integral part of these financial statements.

1. NATURE OF OPERATIONS

Shanghai Yutong Pharmaceutical Co., Ltd (“the Company”) was established in Shanghai, the People’s Republic of China (“PRC”) by Beijing Yurui Information Consulting Co., Ltd, Quanxin Industry & Development Co., Ltd, Beijing Deruitang Biology & Health Production Co., Ltd, Shanghai Yihao Culture Development Co., Ltd, Shanxi Ruike Investment Enterprise and nine other natural persons on February 27, 2002 with an operating period of 40 years. The company increased share capital with RMB 7,000,000 (approximately USD 845,768) in the year of 2004, and the increased share capital was injected by two other nature persons. The Company’s registered share capital was RMB 67,000,000 (approximately USD 8,095,209) as of 30 September 2005.

In current period, one of the Company’s shareholders, Quanxin Industry & Development Co., Ltd (“Quanxin”) was bankrupted and its shares of the Company was transferred to two nature persons as below:

Quanxin’s total shares of the Company:	12,500,000 shares
Transferred to:
Yang Weiquan	7,500,000 shares
Lu Jiangan	5,000,000 shares

The Company is specialized in the development, manufacturing and commercialization of Chinese herbal medicines and biological pharmaceuticals.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting period
The Company’s fiscal year starts on 1 January and ends on 31 December.

(b) Reporting currency
The reporting currency of the Company is the USD.

(c) Basis of accounting and measurement basis
The Company uses accrual basis of accounting. Assets are initially recorded at actual costs and subsequently adjusted for impairment, if any.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Cash and cash equivalents
Cash and cash equivalents include all cash on hand and deposits held at call with bank, and short-term, highly-liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(e) Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and customer specific data. The Company reviews its allowance for doubtful accounts quarterly.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) Inventories
Inventories include raw materials, work in process, finished goods, etc., and are presented at the lower of cost and net realizable value.

Inventories are accounted for using the weighted average method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, selling expenses and related taxes.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(g) Property and equipment
Property and equipments purchased or constructed by the Company were initially recorded at cost. Depreciation is calculated under straight-line method.

The estimated useful lives, estimated residual values expressed as a percentage of cost and annual depreciation rates are as follows:

	Estimated useful lives	Estimated residual value	Annual depreciation rate
Land use right Buildings and plant	50 years 20 years	- 3%	2% 4.8%
Electronic Equipment	10 years	3%	9.7%
Motor vehicles	10 years	3%	9.7%
Machinery	10 years	3%	9.7%

Expenditures for routine maintenance and repairs on property and equipment are charged to expense. Major renewals, betterments and modifications are capitalized and amortized over the lesser of the remaining life of the asset.

(h) Other intangible assets

Other intangible assets refer to pharmaceutical product licence and patent and are initially recorded at cost and amortized on a straight-line basis over their estimated useful lives.

When events or circumstances warrant a review, the Company will asses recoverability from future operations of other intangibles using undiscounted cash flows derived from the lowest appropriate asset groupings.

Impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(i) Asset impairment

The recognition of impairment provisions against receivables, inventory and other intangible assets are described in the respective accounting policies. When events or changes in circumstances indicate that the carrying values of other assets are higher than their recoverable amounts, tests for impairment are undertaken. If the carrying amount is higher than the recoverable amount, the excess is recognised as an impairment provision and taken into the profit and loss.

The recoverable amount of an individual asset item is the higher of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to be derived from continuing use of an asset and from its disposal at the end of its useful life.

If the indications related to the impairment loss recognised for an asset in previous years no longer exist or have decreased, the recoverable amount of the asset will be reassessed. If the carrying value of the asset is lower than the reassessed recoverable amount, the provision for asset impairment is reversed to the extent of impairment loss being recognised in previous years.

(j) Borrowings

Borrowings are initially recognized at the amount of the proceeds received. Costs incurred in connection with the borrowing arrangement are expensed as incurred.

(k) Revenue recognition

Revenue from the sale of goods is recognized when the significant risks and rewards associated with the goods are transferred to the buyer, which normally takes place upon delivery of goods.

Service revenue is recognized when services are performed. Services are performed in accordance with the terms of customer contracts, which contract prices are fixed and determinable. The Company assesses the customer’s ability to meet the terms of the contract, including payment terms, before entering into contracts.

(l) Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating leases payments are recognized as a periodic expense using the straight-line method over the lease term.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

(m) Accounting for income taxes

The Company provides for Enterprise Income Tax (“EIT”) on the basis of their statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for EIT purposes and after considering all available tax benefits.

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been reported in different years for financial statement purposes than tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.

(n)	Use of estimates

In accordance with accounting principles generally accepted in the U.S., management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ materially from those estimates. The most significant estimates used by management are related to depreciable and amortizable lives, bad debt provisions and other reserves, etc. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

4. CASH AND CASH EQUIVALENTS

	30 September 2005	30 September 2004 Un-audited

Cash on hand	3,319	900
Cash at bank	63,162	17,981

	66,481	18,881
5. ACCOUNTS RECEIVABLE

	30 September 2005	30 September 2004 Un-audited

Accounts receivable	877,941	19,208
Less: Provision for bad debts	-	-

	877,941	19,208

6. INVENTORIES

	30 September 2005	30 September 2004 Un-audited

Raw materials	47,390	18,700
Low Value Consumables	2,103	-
Work in progress	5,308	2,732
Finished goods	66,741	120,041

Less: Provision for loss on realization of inventories	-	-

	121,542	141,473

7. PROPERTY AND EQUIPMENT
The following table presents the Company’s property and equipments:

	30 September 2005	30 September 2004 Un-audited
Cost:
Land use right	1,790,775	3,321,784
Building and plant	4,814,373	3,335,391
Electronic equipment	103,971	51,512
Motor vehicles	94,703	92,603
Machinery	1,722,841	452,452
Total	8,526,663	7,253,742
Accumulated depreciation:
Land use right	(118,850)	-
Building and plant	(439,293)	(356,916)
Electronic equipment	(43,388)	(33,771)
Motor vehicles	(51,187)	(40,867)
Machinery	(241,015)	(168,208)
Total	(893,733)	(599,762)
Property and equipment, net	7,632,930	6,653,980

As at 30 September 2005, building and land use right with net book value of approximately USD 853,932 was pledged as security for short-term loans of USD 673,421 (Note 9).

Based on the Company’s assessment as of 30 September 2005, no impairment provision was made.

8.	OTHER INTANGIBLE ASSETS

Other intangible assets as of 30 September 2005 consisted of:

	30 September 2005	30 September 2004 Un-audited
Cost:
License	1,156,555	950,447
Patent	1,383,912	1,212,268
Total cost	2,540,467	2,162,715

Accumulated amortization:
License	(551,065)	-
Patent	(659,394)	-
Total accumulated amortization	(1,210,459)	-

Other intangible assets, net	1,330,008	2,162,715

Based on the Company’s assessment as of 30 September 2005, no impairment provision was made.

9.	SHORT TERM BORROWINGS

	30 September 2005	30 September 2004 Un-audited
Bank loans - Unsecured	-	1,933,184
Bank loans - Secured	673,421	604,120
Total	673,421	2,537,304

As at 30 September 2005, the secured loans of USD 673,421 was secured by buildings and land use right with net book value of approximately USD 853,932 (Note 7).

Interest rate of short-term loans as of 30 September 2005 ranged from 5.32% to 20.00% per annum

10.	LONG TERM DEBTS

	30 September 2005	30 September 2004 Un-audited
Long term debts	2,301,989	-

As of 30 September 2005, the Company had a loan of USD 185,345 from Shanghai Qingpu Finance Administration Bureau, which was interest free and had no definite repayment schedule.

As of 30 September 2005, the Company had a long-term bank loan of USD 2,116,644 from China Merchants Bank, with interest rate of 8.21% per annum, and no definite repayment schedule.

11. OTHER OPERATING INCOME/(LOSS)

	2005.1-9	2004.1-9 Un-audited
Gain/(loss) on disposal of inventory, net	-	141
Royalty income	37,069	-
Technology support service	57,148	-
Electricity subsidy	1,271	1,182
Total	95,488	1,323

12. TAXES ON INCOME

No provision for PRC Enterprise Income Tax has been made, as the Company did not derive any assessable profits for the period.

As of 30 September 2005, the Company had estimated accumulated tax losses of approximately USD1,658,808. These losses can be carried forward for five consecutive years after the Company gains profit, to offset future taxable profits. A deferred tax asset has not been recognized as it is not reasonably certain that the related benefits will crystallize in the foreseeable future.

13. PENSION SCHEME

The full-time employees of the Company are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Company contributes on a monthly basis to these pension plans. Under these plans, the Company has no obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

14. FINANCIAL RISK MANAGEMENT

The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. Financial risks to which the Company’s activities may expose, mainly include credit risk and interest rate risk.

Financial risk management is carried out mainly by the Finance Department under policies approved by the Board of Directors.

(i) Credit risk

The Company has no significant concentrations of credit risk. The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

(ii) Interest rate risk

The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company has no significant interest-bearing assets and the borrowings are with fixed interest rates.

15. SIGNIFICANT RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

As of nine months period ended 30 September 2005, the company had no significant transactions with related party.

PART III - ITEM 1. EXHIBITS

Item 2

2.1	Articles of Incorporation of the Registrant.(1)
2.2	Bylaws of the Registrant (1) *
2.3	Certificate of Amendment of Articles of Incorporation

Item 3

3.1	Form of common stock Certificate of the Registrant.(1)
3.2	Form of preferred stock Certificate of the Registrant.(1)

Item 10

10.1	Contract with Beijing Deruitang
10.2	Share exchange agreement *
10.3	Share Purchase Agreement

* to be filed by amendment

All other Exhibits called for by Form 1-A, Rule 601 of Regulation SB or Regulation SK are not applicable to this filing.

(1)Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanghai Yutong Pharma, Inc. (Registrant)

Date: February 12, 2006	By:	/s/ Lu Jiang’an

President and Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

Item 2

2.1	Articles of Incorporation of the Registrant.(1)
2.2	Bylaws of the Registrant (1) *
2.3	Certificate of Amendment of Articles of Incorporation

Item 3

3.1	Form of common stock Certificate of the Registrant.(1)
3.2	Form of preferred stock Certificate of the Registrant.(1)

Item 10

10.1	Contract with Beijing Deruitang
10.2	Share exchange agreement *
10.3	Share Purchase Agreement

* to be filed by amendment